AM 9-12-2005 *



UNITED
SECURITIES AND EXCHANGE
Washington

05044087

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SEC MAIL
PROCESSING
RECEIVED
AUG 31 2005
WASH, D.C.
209
SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 24666

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/04 (MM/DD/YY) AND ENDING 06/30/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JOBEL FINANCIAL, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

711 E. WASHINGTON STREET
(No. and Street)

CARSON CITY (City) NV (State) 89701 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BELMONT M. REID (775) 882-7455
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LEONARD M. FAIKE, CPA LTD
(Name – *if individual, state last, first, middle name*)

777 E. WILLIAM STREET, SUITE 107 - CARSON CITY, NV 89701
(Address) (City) (State) (Zip Code)

PROCESSED
SEP 14 2005
THOMSON
FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, JOAN E. REID, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JOBEL FINANCIAL, INC., as of JUNE 30, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NO EXCEPTIONS.



JUDITH M. THRAN
NOTARY PUBLIC
STATE OF NEVADA
Appt. Recorded in Douglas County
My Appt. Expires June 11, 2008
No: 94-3893-5

Notary Public

Signature

SECRETARY/TREASURER
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JOBEL FINANCIAL, INCORPORATED

STATEMENTS OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITOR'S REPORT

JUNE 30, 2005 AND 2004

LEONARD M. FAIKE
Certified Public Accountant

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
JOBEL Financial, Incorporated

I have audited the accompanying statements of financial condition of JOBEL Financial, Incorporated as of June 30, 2005 and 2004 which you are filing pursuant to Rule 17a-5 of the Securities and Exchange Commission. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of JOBEL Financial, Incorporated as of June 30, 2005 and 2004 in conformity with accounting principles generally accepted in the United States of America.



Carson City, Nevada
August 23, 2005

LEONARD M. FAIKE
Certified Public Accountant

JOBEL FINANCIAL, INCORPORATED

STATEMENTS OF FINANCIAL CONDITION

JUNE 30, 2005 AND 2004

ASSETS

	2005	2004
CURRENT ASSETS		
Cash	$ 23,906	$ 26,239
Money market funds (Note 3)	123,487	72,030
Mutual funds (Note 3)	-0-	51,619
Commissions receivable (Note 1)	8,800	9,825
Other receivable	723	467
Total Current Assets	156,916	160,180
FURNITURE AND EQUIPMENT, at cost		
Office equipment	9,338	9,338
Accumulated depreciation (Note 1)	(9,338)	(9,338)
	-0-	-0-
OTHER ASSETS		
Investment in securities (Note 3)	6,538	4,430
Prepaid corporate income tax	194	-0-
Total Other Assets	6,732	4,430
	$ 163,648	$ 164,610

See notes to financial statements.

JOBEL FINANCIAL, INCORPORATED

STATEMENTS OF FINANCIAL CONDITION

JUNE 30, 2005 and 2004

LIABILITIES AND STOCKHOLDERS' EQUITY

	2005	2004
CURRENT LIABILITIES		
Accounts payable	$ -0-	$ 8,721
Corporate income tax payable	-0-	194
	-0-	8,915
STOCKHOLDER'S EQUITY		
Common Stock; authorized 2,500 shares; no par value; issued and outstanding 1000 shares	37,030	37,030
Retained earnings	126,618	118,665
	163,648	155,695
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 163,648	$ 164,610

See notes to financial statements.

JOBEL FINANCIAL, INCORPORATED

NOTES TO FINANCIAL STATEMENTS

June 30, 2005 and 2004

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Security transactions --

Security transactions are executed and carried on a fully disclosed basis by Saxony Securities, Inc. Commission revenues and expenses for purchases and sales of securities are recorded principally on the settlement date.

Income taxes --

Income tax expense (benefit) consists of the following at June 30:

	2005	2004
Current	$ 1,005	$ 1,577

The current portion of income taxes for June 30, 2005 represents the corporate income tax expense for the fiscal year ending June 30, 2005.

Depreciation --

Depreciation of office equipment and other capital assets when applicable is provided on a straight-line basis over the estimated useful life of the asset.

NOTE 2 - NET CAPITAL REQUIREMENTS

Securities and Exchange Commission --

The company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule, which requires the company to maintain minimum net capital, as defined as the greater of $50,000 or a ratio of aggregate indebtedness, as defined, to net capital not exceeding 15 to 1. At June 30, 2005, the company's net capital was $150,203 and required net capital was $50,000. There were no withdrawals of equity capital, as defined, through payments or other distributions during the period under examination.

NOTE 3 - MONEY MARKET FUNDS

The company invests its cash reserves in various Franklin Funds. Values are stated at market value.

NOTE 4 - INVESTMENT IN MARKETABLE SECURITIES

The investment in marketable securities are considered available for sale investments in the accompanying balance sheet and are carried at market value.

NOTE 5 - ORGANIZATION

JOBEL Financial, Incorporated is a Nevada corporation formed August 29, 1986.

NOTE 6 - OTHER REQUIRED STATEMENTS

No Statement of Changes in Liabilities Subordinated to Claims of General Creditors is required due to the fact that company policy from inception has been to pay billings promptly as well as to avoid the creation of other liabilities, thereby eliminating the need for this statement.

NOTE 7 - EXEMPTIONS, RULE 15c3-3

All customer transactions are cleared through another broker-dealer on a fully disclosed basis. The clearing firm is Saxony Securities, Inc. No facts were noted to indicate that the exemption had not been complied with during the period under examination.